UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
CRICCLUBS INC

Legal status of Issuer:

   Form:
   Corporation

   Jurisdiction of Incorporation/Organization:
   Delaware

   Date of Organization:
   01/08/2020

Physical Address of Issuer:
342 N WATER ST MILWAUKEE, WI 53202

Website of Issuer:
www.cricclubs.com

Current Number of Employees:
2

	Most recent fiscal year-end- 2022	**Prior fiscal year-end- 2021**
Total Assets	$ 218,091	$214,534
Cash & Cash Equivalents	$ 188,141	$209,584
Accounts Receivable	4,950	4,950
Short-term Debt	$ 10,737	$9,210
Long-term Debt	$ 298,193	$306,234
Revenues/Sales	$1,585,941	$ 857,871
Cost of Goods Sold	$1,449,517	$41,996
Taxes Paid	0	0
Net Income	$ 22,416	$(182,770)

08/29/2025

FORM C-AR

CRICCLUBS INC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by CRICCLUBS INC, a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.cricclubs.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 08/29/2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

CRICCLUBS INC, is a Delaware Corporation, having its date of organization on 01/08/2020.

The Company is located at 342 N WATER ST MILWAUKEE, WI 53202.

The Company's website is www.cricclubs.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

CricClubs is a comprehensive online platform designed to cater to the needs of cricket enthusiasts, teams, and organizations. It offers a range of features and tools to facilitate the management and promotion of cricket leagues, tournaments, and teams. CricClubs provides a centralized hub for fixtures, live scoring, player statistics, and results, making it easier for cricket communities to stay updated and engaged with the sport. The platform also supports player registrations, team management, and communication, fostering a sense of community and organization within the cricketing world. Whether you're an aspiring cricketer, a team manager, or a cricket fan, CricClubs is a valuable resource for all things cricket related.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. We started generating profits in year 2022. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. However, the Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Competition: The online sports management industry, including cricket management, is highly competitive. CricClubs faces competition from both established and emerging companies in this space, which can impact its market share and growth potential.

Technology Risks: CricClubs heavily relies on technology for its platform's functioning. Technical issues, such as server outages, cybersecurity threats, or software glitches, can disrupt its services and erode user trust.

Regulatory and Compliance Risks: Changes in regulations related to sports management, data privacy, or online platforms could require CricClubs to make costly adjustments to its operations to stay in compliance.

Market Volatility: The sports industry can be influenced by economic downturns, political events, and cultural shifts. A downturn in the popularity of cricket or changes in consumer spending habits could affect CricClubs' revenue and growth prospects.

Dependency on User Data: CricClubs collects and stores user data, which could expose the company to data breaches or privacy concerns. Mishandling of user data or security breaches could damage its reputation and result in legal and financial consequences.

Economic Risks: Economic factors, such as inflation, exchange rates, or changes in consumer income, can impact the company's financial performance, especially if it operates in multiple countries.

Operational Risks: Issues with scaling the platform, managing user growth, and providing reliable customer support can pose operational challenges. Additionally, CricClubs must ensure that its services cater to the diverse needs of cricket organizations worldwide.

Dependency on Key Personnel: The success of CricClubs may be closely tied to the skills and expertise of its key personnel. The departure of key employees could affect the company's ability to execute its business plan effectively.

Reputation and Brand Risks: Negative publicity, scandals, or unsatisfied customers can damage CricClubs' reputation and brand, potentially leading to a loss of users and revenue.

Our availability to general future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance, regulatory developments and general economic trends. Due to this factor, we cannot anticipate with any degree of certainty what our revenue, if any, will be in future period.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision

We are a seed-stage company and have little operating history or operating results.

We are a seed-stage company and have little operating history or operating results. We were incorporated on January 8, 2020. Therefore, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to taxes, income & non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

THE COMPANY AND ITS BUSINESS

Description of the Business

CricClubs is a comprehensive online platform designed to cater to the needs of cricket enthusiasts, teams, and organizations. It offers a range of features and tools to facilitate the management and promotion of cricket leagues, tournaments, and teams. CricClubs provides a centralized hub for fixtures, live scoring, player statistics, and results, making it easier for cricket communities to stay updated and engaged with the sport. The platform also supports player registrations, team management, and communication, fostering a sense of community and organization within the cricketing world. Whether you're an aspiring cricketer, a team manager, or a cricket fan, CricClubs is a valuable resource for all things cricket related.

Business Plan

1. Executive Summary: In 2022, our focus was on stabilizing operations and increasing revenue and generating profits. Looking ahead, CricClubs aims to further expand its revenue with global footprint, invest in scalable tech infrastructure, and deepen community engagement — with a focus on enabling hybrid cricket experiences and strengthening monetization strategies. In 2023 CricClubs aims to further increase its revenue and profitability with upscaling in operations and the expenses.

2. Business Objectives:

- Increase the user base by 100% through targeted marketing and partnerships.
- Enhance the platform's technology with enhancements and AI-driven analytics.
- Establish more strategic partnerships with national and regional cricket associations to become the leading platform for amateur and semi-professional cricket management.
- Steps towards diversifying revenue streams by introducing premium features, strategic tie ups and expanding sponsorship opportunities.

3. Market Analysis:

- **Target Market**: Grassroots cricket leagues, amateur and semi-professional teams, and cricket enthusiasts globally.
- **Market Trends:** Growing interest in local cricket leagues, increased reliance on digital platforms due to pandemic-related restrictions, and rising demand for virtual engagement tools.
- **Competitive Analysis**: CricClubs faces competition from other sports management platforms, but its cricket-specific focus and established user base provide a competitive edge.

4. Product and Service Development:

- **Platform Enhancements:**
    o Introduce AI-driven match predictions and player performance analytics.

- **Mobile App Improvements:**
    o Optimize the app for performance and introduce new features.

5. Marketing and Sales Strategy:

- **Digital Marketing:**
  - Leverage social media platforms and search engine optimization (SEO) to increase visibility.
  - Run targeted campaigns aimed at local cricket leagues in emerging markets like South Asia, Africa, and the Middle East.
- **Partnerships:**
  - Form partnerships with cricket associations and regional leagues to become their preferred management platform.
  - Collaborate with cricket influencers and former players for brand endorsements.
- **Community Engagement:**
  - Host virtual cricket tournaments and webinars to keep users engaged and attract new users.
  - Launch a referral program to incentivize current users to bring in new teams and leagues.

6. Revenue Model:

- **Freemium Model:**
  - Continue offering basic league management services for free in new markets by leveraging with current user base in established markets. Further, to introduce premium features like advanced analytics, ad-free experience, and enhanced match reporting.
- **Sponsorships and Advertising:**
  - Expand advertising opportunities on the platform, targeting cricket-related brands.
  - Seek sponsorships for high-profile virtual events and featured tournaments.

7. Financial Plan:

- **Revenue Projections:** Projected revenue growth of 100% year-over-year through subscription services, premium features, and increased advertising.
- **Expense Management:** Maintain a strategic operational model to upscale and reduce costs, with a focus on technology investment and strategic marketing spend.
- **Funding Needs:** Consider seeking external funding for technology development and international expansion.

8. Milestones and Metrics:

- **Q1 2023:** Secure multiple partnerships with cricket associations.
- **Q2 2023:** Roll out enhancements and expand into new markets.
- **Q3 & Q4 2023:** Achieve a 70% revenue growth and achieve profitability for the first time

9. Conclusion: Following a year of growth in 2023, CricClubs is well-positioned to capitalize on its expanded platform and strengthened market presence in 2024. With continued investments in scalable technology, innovative product features, and community-focused engagement strategies, the company is poised to further solidify its leadership in the amateur and semi-professional cricket ecosystem while accelerating global expansion and monetization efforts.

History of the Business
For the year 2022:

In 2022, building on the momentum of the previous year, CricClubs further expanded its global footprint, deepened customer engagement, and launched new technological innovations. The company introduced enhanced AI-powered match analysis, expanded live streaming with integrated commentary features, and improved mobile app functionalities, including real-time team communication tools. Strategic partnerships with cricket boards and associations were strengthened, and new monetization initiatives, such as premium content and advanced analytics, were launched. CricClubs continued to focus on community engagement through virtual and hybrid events, solidifying its position as a leading platform for amateur and semi-professional cricket management worldwide.

CricClubs, a popular platform for managing and organizing cricket leagues and tournaments, continued to expand its services and user base in 2022. Here are some of the key things CricClubs did in 2022:

1. **Growth in User Base:** CricClubs saw growth in its user base as more local and amateur cricket leagues turned to online platforms for managing their activities. The platform became increasingly popular for organizing grassroots-level cricket tournaments around the world.
2. **Technological Enhancements:** CricClubs continued to improve its platform by adding new features and refining existing ones. This included enhancements in live scoring, better integration with social media, and improved mobile apps to make it easier for players and organizers to manage their teams and leagues.
3. **Partnerships and Collaborations:** CricClubs entered into partnerships with various cricket associations and leagues globally, further solidifying its presence in the amateur and semi-professional cricket world.
4. **Virtual Events and Engagements:** With physical events limited, CricClubs organized and supported virtual cricket events and online engagements to keep the cricket community active during the pandemic.

Overall, CricClubs remained a vital platform for cricket enthusiasts, helping leagues and teams navigate the unique challenges of 2022.

Customer Base
1. **Cricket Teams:** Various cricket teams, including local, regional, and national teams, use CricClubs to manage their schedules, scores, player statistics, and team communication.

2. **Tournament Organizers:** Those who organize cricket tournaments and leagues use CricClubs for fixtures, live scoring, and result management.

3. **Players:** Cricket players may use the platform to access their statistics, communicate with their teams, and stay updated on schedules.

4. **Umpires and Officials:** Umpires and other officials involved in cricket matches may use CricClubs to record match data and communicate with teams.

5. **Cricket Fans:** Enthusiastic cricket fans may also be part of CricClubs' customer base to follow their favorite teams, access live scores, and engage with the cricketing community.

6. **Cricket Administrators:** Individuals responsible for managing cricket clubs, associations, and leagues may use CricClubs to streamline their operations.

Competition

1. **Play-Cricket**: Play-Cricket, powered by the England and Wales Cricket Board (ECB), is a comprehensive platform that serves as the official online home of recreational cricket in England and Wales. It provides tools for clubs and leagues to manage fixtures, scoring, statistics, and member data. The key reason for its competition is its association with the ECB and its widespread adoption in the United Kingdom, which gives it a strong presence in English and Welsh cricket.

2. **CricHQ (Now part of Playwaze)**: CricHQ was a widely recognized cricket platform that provided solutions for scoring, statistics, and administration. In 2017, CricHQ was merged with Playwaze to create a comprehensive sports management platform. This platform offers cricket-specific tools along with a range of features for other sports. The reason for its competition lies in its historical presence and integrated sports management capabilities.

3. **MyCricket (Cricket Australia)**: MyCricket is the official platform for cricket in Australia, developed and managed by Cricket Australia. It offers a suite of tools for clubs, players, and officials to manage fixtures, scores, and player statistics. The primary reason for its competition is its association with Cricket Australia, which gives it a strong foothold in Australian cricket and the ability to cater to the specific needs of the Australian cricket community.

Intellectual Property
We don't have any registered trademark in 2022.

Litigation
The Company is not subject to any current litigation or threatened litigation.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices held at the company	Principal occupation and employment responsibilities for the last three years	Education
Ganesh Nallapareddy	Director, CEO	Director and CEO of the Company (from 2020 to present)	Masters in computer science from Western Kentucky university
Viswesswara Kottapalli	President, Director	President, Director of the Company (from 2020 to present)	Masters in computer science from university of Nebraska

Indemnification

The company does not provide indemnification.

Employees of the Company: 2

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding securities: (As of December 2022)

Shareholder name	Type of instrument	Allotment date	Shares	Units	Amount invested	Per share value	Voting rights	Anti dilution rights	Limitation	Valuation date	Dilution holding
Ganesh Nallapareddy	Common Stock	8-Jan-20	120	NA	-	Not determined	Yes	No	None	NA	49.20%
Visweswara Kottapalli	Common Stock	8-Jan-20	80	NA	-	Not determined	Yes	No	None	NA	32.80%
Vikas Korde	Common Stock	8-Jan-20	23.3920	NA	-	Not determined	Yes	No	None	NA	9.59%
Surendranath Illathur	Common Stock	8-Jan-20	10.5260	NA	-	Not determined	Yes	No	None	NA	4.32%
Rekha Yanamala	Preferred A Stock	8-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Vijay Mandem	Preferred A Stock	8-Jan-20	1.4640	NA	30,000	20,492	No	No	None	NA	0.60%
Sreekanth Amineni	Preferred A Stock	8-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Vignatha Vajrala	Preferred A Stock	8-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Pavan Kumar Bhaskara	Preferred A Stock	8-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Venkata Srikanth Vanapalli	Preferred A Stock	8-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Aravind Repaka	Preferred A Stock	8-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Kishore Yendamuri	Preferred A Stock	8-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
BETL	Crowd SAFE units	26/4/2021	0	301000	TBD	TBD	No	No	On transfer	NA	0.00%
Jonty Rhodes	RSU >> Pref A Stock	26/4/2021	0	2.7103	0	36896.55	No	No	vesting of one half on 1st anniversary; another half on 2nd anniversary	NA	0.00%
			244	301003	205000						100.00%

Common Stock

The company has issued the following classes of securities: Common Stock with 234 outstanding shares, with voting rights for all Common Stockholders and per share value not determined for original issuance. All common stocks were issued on January 8, 2020.

The Common Stock represents the primary equity ownership in the company with full voting rights.

Preferred A Stock

Preferred A Stock has multiple holders totaling 10 outstanding shares, with no voting rights, a per share value of $20,485 (with a slight variation for Vijay Mandem at $20,492), and amount invested per unit of $25,000 (with Vijay Mandem investing $30,000). All Preferred A stock was issued on January 8, 2020.

Crowd SAFE Units

Crowd SAFE Units held by BETL has 301,000 outstanding units, with no voting rights, per share value to be determined, amount invested to be determined, and limitation of conversion on transfer. SAFE (Simple Agreement for Future Equity) units represent rights to receive equity in future financing events or liquidity events.

RSU

Additionally, the company has issued RSU converting to Preferred A Stock to Jonty Rhodes with 2.7103 units, per share value of $36,896.55, no voting rights, and vesting limitation of one half on 1st anniversary and another half on 2nd anniversary. Such RSU was issued on April 26, 2021.

The securities being offered may be modified according to the company's bylaws and applicable state law, which typically requires board approval and sometimes shareholder approval depending on the nature of the modification. The rights of securities being offered may be diluted through future issuances of equity, convertible securities, or stock options.

Effect of Principal Shareholder's right

The principal shareholders (those with Common Stock voting rights) collectively control the company's decisions that require shareholder approval, including election of directors, approval of significant corporate transactions including mergers and acquisitions, amendments to the company's governance documents, and issuance of additional shares. The principal shareholders with the highest ownership percentages are Ganesh Nallapareddy (49.20% dilution holding) and Visweswara Kottapalli (32.80% dilution holding). These shareholders together control approximately 82.00% of the voting rights, giving them effective control over all shareholder decisions. Purchasers of non-voting securities (like Preferred A Stock, Crowd SAFE units, or RSUs) will have no direct influence on these decisions, which could significantly impact their investment value.

Beneficial Owners of 20%+ of Voting Equity

Based on the most recent information available, the following persons own 20% or more of the issuer's outstanding voting equity securities: Ganesh Nallapareddy with 49.20% of voting power and Visweswara Kottapalli with 32.80% of voting power.

The securities have been valued using the following methods:

Common Stock (original issuance) at NIL value, Preferred A Stock at $20,485 per share (with slight variation for Vijay Mandem at $20,492), and RSUs at $36,896.55 per unit. Except original issuance, the rest issue stock price has been determined based on discounted cash flow method. In the future, the issuer may value securities using methods such as discounted cash flow analysis, comparable company analysis, recent financing rounds' valuations, book value, and earnings multiples. During subsequent corporate actions, valuations may be determined by independent third-party valuations, board-approved valuations, negotiated values in financing transactions, and formulas specified in SAFE units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information:

Total Income: $857,871

Taxable Income: $ (182,770)

Total Tax: NIL

OPERATIONS

Cash and Cash Equivalents

The Company maintains its cash balances at a major financial institution in the United States. Management considers this institution to be financially stable and creditworthy. The Federal Deposit Insurance Corporation (FDIC) insures deposited cash balances up to $250,000. The Company's cash and cash equivalents at the end of 2022, was primarily from the opening period cash balance and from operational net cash inflows.

Liquidity and Capital Resources

The Company's liquidity position is low due to increase of expenses along with revenue.

Capital Expenditures and Other Obligations

The Company is internally working on building application for cricket streaming and the same was not recognized as capital assets during 2022.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restriction on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, if applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by an such person or persons**.**

In addition to what has been disclosed herein and in the contemplated Offering, the Issuer have the following transactions with related people: None.

Conflicts of Interest

To be the best of our knowledge, the Issuer have not engaged in any transactions or relationship, which may give rise to a conflict of interest with the Company, their operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirement of Regulation CF § 227.202 in the past except this Annual Report (Form C-AR) is being filed after its required due date. The Company is actively working to catch up on all required filings, including this delayed Annual Report, to restore full compliance with the ongoing reporting requirements of Regulation.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT A

Financial Statements

I, GANESH NALLAPAREDDY, the CEO of CRICCLUBS INC, hereby certify that

(1) the accompanying unaudited financial statements of CRICCLUBS INC thereto for the periods ending December 2022 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of CRICCLUBS INC included in this Form C-AR reflects accurately the information reported on the tax return for CRICCLUBS INC filed for the fiscal year ended December 2022; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

(4) financial statements for 2021 and 2022 were prepared on cash basis.

(5) Statements of changes in stockholders' equity, Statements of cash flows are also attached under Exhibit A.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of

08/29/2025.

/s/ Ganesh Nallapareddy (Signature)

Name: GANESH NALLAPAREDDY

Title: CEO

	Jan - Dec 2022	Jan - Dec 2021
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK (8138) - 1	190,423	209,584
PayPal Bank	-2,282	
PayPal Bank 2		
Total Bank Accounts	**188,141**	**209,584**
Other Current Assets		
OTHER RECEIVABLE	4,950	4,950
Payments to deposit	25,000	-
Intangible assets		-
Less accumulated amortization		
Total Other Current Assets	**29,950**	**4,950**
Total Current Assets	**218,091**	**214,534**
TOTAL ASSETS	**218,091**	**214,534**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Chase Credit Cards	9,210	9,210
Credit Card - Ganesh	1,656	
Credit Card - Vissu	-129	
Total Chase Credit Cards	**10,737**	**9,210**
Total Credit Cards	**10,737**	**9,210**
Other Current Liabilities		
Loans	140,397	148,438
Non recourse loan	157,796	157,796
Total Other Current Liabilities	**298,193**	**306,234**
Total Current Liabilities	**308,930**	**315,444**
Total Liabilities	**308,930**	**315,444**
Equity		
C Corp Conversion Adj		
Common stock	205,000	205,000
Opening balance equity	-12,345	
Retained Earnings	-305,910	-123,140
Net Income	22,416	-182,770
Total Equity	**-90,839**	**-100,910**
TOTAL LIABILITIES AND EQUITY	**218,091**	**214,534**

PROFIT & LOSS

Particulars	Jan - Dec 2022	Jan - Dec 2021
Income		
Advertising income	53,437	
Jersey Income	169,774	
League Subscription Income	240,457	
Live Streaming Income	1,116,155	857,871
OTHER INCOME	5,218	
PayPal Sales	900	
Total Income	**1,585,941**	**857,871**
Cost of Goods Sold		
Jersey Payment	9,731	
Live Streaming- Payment	821,746	41,996
Software services	618,040	
Total Cost of Goods Sold	**1,449,517**	**41,996**
Gross Profit	**136,424**	**815,875**
Expenses		
Jersey Payment		
Live Streaming- Payment		
Software services		
Advertising & marketing		
Contractor Expenses		
Contractor Expenses - International		
Discounts given		
Dues & Subscription		
Quick Books subscription		
Software subscription	29,341	536,149
Total Dues & Subscription	**29,341**	**536,149**
Employee benefits		
Federal Taxes		
General business expenses		
Bank fees & service charges	2,559	6,978
Memberships & subscriptions		
Total General business expenses	**2,559**	**6,978**
Goodwill Amortization		
INFRASTRUCTURE.		
Hotel Accommodation		

Insurance	1,306	
Interest paid	8,544	
Legal & accounting services		
Accounting fees		
Professional Services		378,910
Total Legal & accounting services	**-**	**378,910**
Meals		
Meals with clients		
Total Meals	**-**	**-**
Office expenses	7,069	863
Office supplies		
SPONSORSHIPS.		50,000
Shipping & postage	912	
Software & apps	9,756	
Total Office expenses	**17,737**	**50,863**
PayPal Fees	6,030	
R & D Expenses		
Rent	1,496	
Building & land rent		
Total Rent	**1,496**	**-**
Taxes paid		
Telephone	60	
Travel		
Airfare		
Hotels		
Taxis or shared rides	45,997	20,325
Total Travel	**45,997**	**20,325**
Visa expenses		
Total Expenses	**113,070**	**993,225**
Net Operating Income	**23,354**	**- 177,350**
Other Expenses		
Utilities		4,397
Other expenses	938	1,023
Total Other Expenses	**938**	**5,420**
Net Other Income	**- 938**	**- 5,420**

Net Income		
	22,416	- 182,770

CASH FLOW STATEMENT

Particulars	Jan - Dec 2022	Jan - Dec 2021
Cash flow from operating activities		
Net loss	22,416	- 182,770
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense		
Changes in operating assets and liabilities:		
(Increase)/decrease in inventory		
Increase in Accounts receivables		
Increase in Accounts payables		
Net cash provided by operating activities	22,416	- 182,770
Cash flow from investing activities		
Payments to deposit	- 25,000	
Increase in software development costs		
Purchase of property, plant, and equipment		
Net Cash used in investing activities	- 25,000	-
Cash flow from financing activities		
Credit card	1,527	9,026
Loan	- 8,041	- 1,462
Issuance of common stock		
C Corp Conversion Adj		
Opening balance equity	- 12,345	
Net Cash provided by financing activities	- 18,859	7,564
Net change in cash and cash equivalents	- 21,443	- 175,206
Add: Cash & Cash Equivalents as at the beginning of the period	209,584	384,790
Cash & Cash Equivalents as at the end of the period	188,141	209,584

Statement of equity 2021

Shareholder name	Type of instrument	Allotment date	Shares	Units	Amount invested	Per share value	Voting rights	Anti dilution rights	Limitation	Valuation date	Dilution holding
Ganesh Nallapareddy	Common Stock	08-Jan-20	120	NA	-	Not determined	Yes	No	None	NA	49.20%
Visweswara Kottapalli	Common Stock	08-Jan-20	80	NA	-	Not determined	Yes	No	None	NA	32.80%
Vikas Korde	Common Stock	08-Jan-20	#####	NA	-	Not determined	Yes	No	None	NA	9.59%
Surendranath Illathur	Common Stock	08-Jan-20	#####	NA	-	Not determined	Yes	No	None	NA	4.32%
Rekha Yanamala	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Vijay Mandem	Preferred A Stock	08-Jan-20	1.4640	NA	30,000	20,492	No	No	None	NA	0.60%
Sreekanth Amineni	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Vignatha Vajrala	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Pavan Kumar Bhaskara	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Venkata Srikanth Vanapalli	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Aravind Repaka	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Kishore Yendamuri	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
BETL	Crowd SAFE units	26/4/2021	0	301000	TBD	TBD	No	No	On transfer	NA	0.00%
Jonty Rhodes	RSU >> Pref A Stock	26/4/2021	0	2.7103	0	36896.55	No	No	vesting of one half on 1st anniversary; another half on 2nd anniversary	NA	0.00%
			244	301003	205000						100.00%

Statement of Equity 2022

Shareholder name	Type of instrument	Allotment date	Shares	Units	Amount invested	Per share value	Voting rights	Anti dilution rights	Limitation	Valuation date	Dilution holding
Ganesh Nallapareddy	Common Stock	08-Jan-20	120	NA	-	Not determined	Yes	No	None	NA	49.20%
Visweswara Kottapalli	Common Stock	08-Jan-20	80	NA	-	Not determined	Yes	No	None	NA	32.80%
Vikas Korde	Common Stock	08-Jan-20	#####	NA	-	Not determined	Yes	No	None	NA	9.59%
Surendranath Illathur	Common Stock	08-Jan-20	#####	NA	-	Not determined	Yes	No	None	NA	4.32%
Rekha Yanamala	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Vijay Mandem	Preferred A Stock	08-Jan-20	1.4640	NA	30,000	20,492	No	No	None	NA	0.60%
Sreekanth Amineni	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Vignatha Vajrala	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Pavan Kumar Bhaskara	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Venkata Srikanth Vanapalli	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Aravind Repaka	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
Kishore Yendamuri	Preferred A Stock	08-Jan-20	1.2204	NA	25,000	20,485	No	No	None	NA	0.50%
BETL	Crowd SAFE units	26/4/2021	0	301000	TBD	TBD	No	No	On transfer	NA	0.00%
Jonty Rhodes	RSU >> Pref A Stock	26/4/2021	0	2.7103	0	36896.55	No	No	vesting of one half on 1st anniversary; another half on 2nd anniversary	NA	0.00%
			244	301003	205000						100.00%

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

<u>/s/ Ganesh Nallapareddy</u>

(Signature)

GANESH NALLAPAREDDY

(Name)

Chief Executive Officer, Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

<u>/s/ Ganesh Nallapareddy</u>

(Signature)

GANESH NALLAPAREDDY

(Name)

Chief Executive Officer, Director

(Title)